SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
cteodoro@sidley.com (212) 839-5969	FOUNDED 1866

April 12, 2012

VIA ELECTRONIC FILING

Laura E. Hatch
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Division of Investment Management

Re:	Ironwood Multi-Strategy Fund LLC
Registration No. 333-169126; 811-22464

Dear Ms. Hatch:

On behalf of Ironwood Multi-Strategy Fund LLC (the “Fund”), below please find our responses to comments (the “Comments”) received from you via telephone on March 27, 2012 on the Fund’s Amendment No. 4 to the registration statement on Form N-2 (the “Registration Statement”).  Amendment No. 4 to the Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2012 pursuant to the Investment Company Act of 1940 (the “Investment Company Act”).

We have discussed your Comments with representatives of the Fund.  Pursuant to your instructions, we are transmitting our responses to the Comments in the form of this response letter (the “Response Letter”) and an accompanying Amendment No. 5 to the Registration Statement, including exhibits thereto (the “Amendment”).

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

PART A – INFORMATION REQUIRED IN A PROSPECTUS

SUMMARY OF TERMS

1.	Comment: With respect to the “Summary—Fees and Expenses—Expense Limitation Agreement” section included on page 6 of the Registration Statement, please be aware

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission
April 12, 2012

that Ironwood may not recoup fees waived or reimbursed if as a result of such recoupment, the Master Fund would not be in compliance with the expense limit in the then-effective prospectus.

Response: Ironwood acknowledges that it may not recoup fees waived or reimbursed if as a result of such recoupment, the Master Fund would not be in compliance with the expense limit in the then-effective prospectus.

FEE TABLE

2.
Comment:  Please revise the figures listed in the “Summary of Fund Expenses” section on page 11 of the Registration Statement so that they correspond with the figures as presented in the Fund’s unaudited semi-annual report for the period ended October 31, 2011.

Response:  The “Summary of Fund Expenses” section has been revised as requested in the Amendment.

EXAMPLE OF ANNUAL EXPENSES

3.
Comment:  The examples of net annual expenses paid by an investor on a 1 year, 3 year, 5 year and 10 year basis included on page 13 of the Registration Statement do not correspond with internal calculations made by Ms. Hatch.  Please either revise such examples or provide an explanation for the discrepancy.  Please also revise the reference in footnote (2) “1 through 5” to “1 through 4” and the reference in footnote (3) “6 through 10” to “5 through 10”.

Response: The examples of net annual expenses paid by an investor on a 1 year, 3 year, 5 year and 10 year basis have been accordingly revised in the Amendment.  The requested changes to footnotes (2) and (3) have also been made to the Amendment.

FINANCIAL HIGHLIGHTS

4.
Comment:  We note that the presentation of the “Financial Highlights” section included on page 14 of the Registration Statement and in turn the presentation of the “Expense Ratio” and “Statement of Operations” sections in the Fund’s unaudited semi-annual report for the period ended October 31, 2011 (the “Semi-Annual Report”) and Annual Report as of April 30, 2011 (the “Annual Report”) do not conform to the standard presentation for a master-feeder fund where the master fund is a partnership.  Please provide an explanation for the difference in presentation.

Securities and Exchange Commission
April 12, 2012

Response:

Pursuant to a conversation with Ms. Hatch and other representatives of the Commission held on March 30, 2012, we confirm as follows:

(a) Ironwood Institutional Multi-Strategy LLC (the “Master Fund”) is a corporation that intends to elect to be treated as a regulated investment company for tax purposes.

(b) The Master Fund filed a Form 8832 with the Internal Revenue Service (the “IRS”) pursuant to which it elected to be classified as a corporation for tax purposes.

(c) Each investor in the Master Fund, including the Fund, receives a Form 1099 in connection with its investment in the Master Fund.

(d) In connection with the filing of its 2011 tax returns, the Master Fund intends to file a Form 1120-RIC with the IRS to elect to be classified as a regulated investment company for tax purposes.

(e) A comparison of the various types of structures available to the Master Fund, such as a limited liability company structure and a Delaware statutory trust structure, was made by representatives of the Fund.  It was determined that a limited liability company structure was preferable for the Master Fund over any such other structures.

MANAGEMENT OF THE FUND

5.
Comment:  With respect to the chart labeled “Historical Monthly Net Returns of All Funds Managed by Ironwood” included on page 34 of the Registration Statement, please confirm the expense ratio basis used for the calculations in such chart.

Response:  The chart has been revised to clarify that each Ironwood Fund is subject to an expense ratio comprising the same management fee, account servicing fee and expense limitation cap as the Fund.  Such expense ratio is lower than the Fund's expense ratio for the six months ended October 31, 2011, as shown in the “Summary of Fund Expenses” section of the Amendment.  An accompanying consent from Ashland Partners & Company LLP has also been included with the Amendment.

Securities and Exchange Commission
April 12, 2012

PART C

6.	Comment: Please revise the signature page to reflect that each signatory is also a signatory of the Master Fund.

Response: The requested changes have been made to the Amendment.

Please direct any further communications relating to these filings to the undersigned at (212) 839-5969.

Very truly yours,

/s/ Carla G. Teodoro
Carla G. Teodoro

cc:	James Munsell